Exhibit 99.1



Alcon Announces Expansion of Swiss Operations

HUENENBERG, Switzerland – September 10, 2007 - Alcon, Inc. (NYSE:ACL) announced today that it expects to establish Fribourg, Switzerland as the central location for an expansion of the company's Swiss-managed global administration operations. Alcon, which is based in Switzerland, expects this expansion to include the relocation of finance, information technologies, logistics and other centralized administrative operations from Huenenberg to Fribourg and the establishment of a new European area and marketing management center in Geneva. Alcon would remain resident in Huenenberg, Switzerland, from where local Swiss sales and marketing activities would continue to be managed. No changes are contemplated for its Grieshaber manufacturing operations which will remain in Schaffhausen, Switzerland.

The company's existing global administration operations in Huenenberg currently provide an array of common services for European and other affiliates and a relocation to Fribourg would be a first step in an expansion of these activities. Relocation would be expected to start in the coming months and may take more than two years until it is finalized. During the five years after a relocation, Alcon would expect to double the size of the Fribourg operations and broaden the common services it offers to affiliates. The expansion would support the continued expected growth of the company's European affiliates in terms of sales and employment and would allow it to deliver better service to its customers and affiliates.

Alcon would realize certain Swiss tax benefits for its commitment to relocate and expand its global administration operations in Switzerland. The initial term of these benefits would commence on January 1, 2008 and would continue for a period of five years. These benefits would be extended automatically for an additional five years if the company fulfills employment commitments and maintains these commitments through 2022. Taking into account the anticipated tax benefits, the company would expect its global effective tax rate to be in the range of 13.5 to 14.5 percent in 2008. Alcon expects that it would invest most of the 2008 tax benefit on the relocation and expansion of its Swiss operations, the funding of additional research and development projects and increased spending on strategic marketing and sales programs.

"With our Swiss domicile and long history of centrally managing global activities in Switzerland, we are pleased to have the opportunity to maintain our centralized service operations in the country and also to add a significant number of high-quality jobs in Fribourg and Geneva," said Cary Rayment, Alcon's chairman, president and chief executive officer.

The company also announced today that its board of directors approved an increase in the company's share repurchase programs to allow for the purchase of an additional 2.0 million shares of outstanding common stock. The shares will be repurchased to cover the expected future exercise of employee equity grants. Board members approved the repurchase program at a meeting held today in Brussels, Belgium.

Additionally, the board was informed of the decision by André Bens, PhD, senior vice president, global manufacturing and technical operations, to retire from the company effective January 1, 2008. Dr. Bens joined Alcon more than 25 years ago and has held many leadership positions within the Quality Assurance and Manufacturing groups. Ed McGough, who is currently Alcon's vice president, manufacturing, pharmaceutical operations, will succeed Dr. Bens upon his retirement.

"André has been a tremendous asset to Alcon and a valued member of Alcon's management team for many years," said Rayment. "On behalf of the board and Alcon, I thank Andre for his sound leadership and many years of dedicated service to Alcon and we all wish him the best in his retirement."

About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $4.9 billion in 2006. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestlé, S.A., the world's largest food company.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward- looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Alcon
Doug MacHatton
Investor Relations
817-551-8974
doug.machatton@alconlabs.com

www.alcon.com